UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934*
                              Amendment No. 2

                          Metro-Goldwyn-Mayer Inc.
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                              (Name of Issuer)

                        Common Stock, $.01 par value
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                       (Title of Class of Securities)

                                 591610100
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                               (CUSIP Number)

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                          Richard E. Sobelle, Esq.
                            Tracinda Corporation
                              4835 Koval Lane
                          Las Vegas, Nevada 89109
                               (702) 737-8060
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 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                             and Communications)

                               July 24, 1998
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          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.                           Page 1 of Pages 6

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Tracinda Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Nevada

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           42,856,251

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       N/A

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         42,856,251

                10  SHARED DISPOSITIVE POWER

                    N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    42,856,251

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    65.0%

14  TYPE OF REPORTING PERSON*

    CO


                             SCHEDULE 13D

CUSIP No.                           Page 2 of Pages 6

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Kirk Kerkorian

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           42,856,251

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       N/A

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         42,856,251

                10  SHARED DISPOSITIVE POWER

                    N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    42,856,251

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

     Not applicable

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    65.0%

14  TYPE OF REPORTING PERSON*

    IN




This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed on November 18, 1997, as amended on or about November 25, 1997 (as so amended, the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Shares"), of Metro-Goldwyn-Mayer Inc., a Delaware corporation (the "Company"), previously filed by Tracinda Corporation ("Tracinda") and Mr. Kirk Kerkorian. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

1. Item 3 of the Schedule 13D is hereby amended to add the following information:

     Since the filing of Amendment No. 1 to the Schedule 13D on or about November 25, 1997, in November and December of 1997, Tracinda acquired an aggregate of 459,763 additional Shares. The purchase price for such Shares ($9,934,895.27) is being funded from funds provided to Tracinda pursuant to the Credit Agreement. A copy of the Credit Agreement has been filed as an exhibit to the Schedule 13D and is incorporated herein by reference. Tracinda has pledged such shares pursuant to the Credit Agreement and a related Stock Pledge Agreement.

2. Item 4 of the Schedule 13D is hereby amended to add the following information:

     On July 24, 1998, the Company issued a press release, a copy of which is attached hereto as Exhibit 7.11, announcing that the Board of Directors of the Company has approved the raising of $250 million in additional equity capital and that the Board intends to evaluate alternative forms of such financing and other options while continuing to pursue its previously stated goal of becoming an integrated entertainment company. The press release also states that among these alternatives is a possible rights offering, pursuant to which the Company's existing stockholders, including Tracinda, would receive transferable rights to purchase shares of Common Stock of the Company on a pro rata basis. Tracinda has advised the Company that it supports the equity financing efforts. In addition, Tracinda has advised the Company that it would subscribe, at a minimum, for its pro rata share of the $250 million in additional equity capital.

     If there is a rights offering, Tracinda would agree to acquire any shares not subscribed to by other shareholders. Seven Network Limited ("Seven"), the holder of approximately 25% of the outstanding shares of Common Stock of the Company, has advised the Company and Tracinda that although it supports the equity financing it does not intend to invest in the equity financing. However, Tracinda and Seven have agreed in principle that for a period of up to one year after completion of any such financing, Seven will have the right to acquire from Tracinda, for an amount equal to Tracinda's cost, a number of shares of Common Stock equal to the number of shares that Seven would have acquired if it had subscribed for its pro rata share of the $250 million in equity capital.

3. Item 5 of the Schedule 13D is hereby amended to add the following information:

     (a) Tracinda and Mr. Kerkorian are the beneficial owners of 42,856,251 Shares or approximately 65.0% of the Shares outstanding as of April 3, 1998, based upon the number of Shares outstanding as reported in the Company's Proxy Statement dated April 17, 1998.

     (b) Mr. Kerkorian has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the 459,763 additional Shares purchased by Tracinda.

4. Item 6 of the Schedule 13D is hereby amended to add the following information:

     The 459,763 Shares purchased by Tracinda have been pledged pursuant to the Credit Agreement.

     See also response to Item 4 in this Amendment No. 2.

5. Item 7 of the Schedule 13D is hereby amended to add the following information:

     Exhibit 7.11 Press Release issued by the Company on July 24, 1998.

6. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.




                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 27, 1998

                                    TRACINDA CORPORATION
                                    a Nevada corporation


                                    By:/s/ Anthony L. Mandekic
                                       --------------------------
                                       Name:  Anthony L. Mandekic
                                       Title: Secretary/Treasurer


                                    KIRK KERKORIAN


                                    By:/s/ Anthony L. Mandekic
                                       --------------------------
                                       Anthony L. Mandekic
                                       Attorney-in-Fact